Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-170915 on Form S-3, Registration Statement No. 333-206236 on Form S-8, and Registration Statement No. 333-181304 on Form S-8 of our reports dated March 18, 2019 relating to the consolidated financial statements and financial statement schedule of PHI, Inc. and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the existence of matters that raise substantial doubt about its ability to continue as a going concern and the filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code), and the effectiveness of PHI, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHI, Inc. for the year ended December 31, 2018.

New Orleans, Louisiana
March 18, 2019